UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION            ------------------------
              Washington, D.C. 20549                      OMB APPROVAL
                                                      ------------------------
                    FORM 12b-25                       OMB Number: 3235-0058
            NOTIFICATION OF LATE FILING               Expires: May 31, 1997
                                                      Estimated average burden
                                                      hours per response..2.50
(Check One): [X] Form 10-K [ ] Form 11-K              ------------------------
             [ ] Form 20-F [ ] Form 10-Q              ------------------------
             [ ] Form N-SAR                              SEC FILE NUMBER
                                                            001-10459
     For Period Ended:   SEPTEMBER 30, 2000           ------------------------
     [ ]  Transition Report on Form 10-K              ------------------------
     [ ]  Transition Report on Form 20-F                  CUSIP NUMBER
     [ ]  Transition Report on Form 11-K                  372252-10-6
     [ ]  Transition Report on Form 10-Q              ------------------------
     [ ]  Transition Report on Form N-SAR
          For the Transition Period Ended:


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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION


 Geneva Steel Company
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Full Name of Registrant

 N/A
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Former Name if Applicable

 10 South Geneva Road
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Address of Principal Executive Office (Street and Number)

 Vineyard, Utah 84058
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City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's reorganization plan, which includes a corporate restructuring, has been approved by the bankruptcy court, but not yet fully implemented. The implementation of this plan is currently expected to occur within the extended filing period permitted by Rule 12b-25 and will affect the Registrant's responses to a number of the required items of Form 10-K.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Dennis L. Wanlass                   (801)         227-9302
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                                  See Attached

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


                              Geneva Steel Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: December 29, 2000         By /s/ Dennis L. Wanlass
     ------------------            ---------------------------------------------
                                    Dennis L. Wanlass

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                            ATTACHMENT TO FORM 12b-25


         It is anticipated that net sales will increase from approximately $315 million in the year ended September 30, 1999, to approximately $564 million for the year ended September 30, 2000, while the loss from operations and net loss applicable to common shares will decrease from approximately $129 million and $190 million, respectively, for the year ended September 30, 1999, to $9.9 million and $9.7 million, respectively, for the year ended September 30, 2000.